Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Prospectuses constituting part of the Registration Statements on Form S-8 for the Cortland Savings and Banking 401 (k) Plan and Form S-3 for the Cortland Bancorp Dividend Reinvestment Plan of our report dated March 7, 2007, with respect to the consolidated balance sheets of Cortland Bancorp and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, included in this Annual Report on Form 10-K of Cortland Bancorp for the year ended December 31, 2006.

Youngstown, Ohio	PACKER THOMAS
March 13, 2007